Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 25, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Its Nine Months and Third Quarter 2011 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 25, 2011--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today approved its consolidated financial results for the third quarter and first nine months of 2011.

9 MONTHS 2011 CONSOLIDATED FINANCIAL RESULTS

  Net Loss of €3.6 million vs. a Net Loss of €9.6 million in 9M 2010
  Negative EBIT of €17.0 million, vs. a positive EBIT of €0.2 million in 9M 2010
  Gross profit was €117.2 million as compared to €145.9 million in 9M 2010
  Total Net Sales were €356.8 million, down 7.7% as compared to 9M 2010

3Q 2011 CONSOLIDATED FINANCIAL RESULTS

  Net Loss of €10.3 million vs. a Net Loss of €5.5 million in 3Q 2010
  Negative EBIT of €9.0 million, vs. a negative EBIT of €2.5 million in 3Q 2010
  Gross profit was €33.9 million as compared to €42.6 million in 3Q 2010
  Total Net Sales were €114.4 million, down 0.5% as compared to 3Q 2010
  Positive Net Financial Position of €58.8, with a good improvement as compared to December 31, 2010.

9 MONTHS 2011 CONSOLIDATED FINANCIAL RESULTS
Total Net Sales (including raw materials and semi-finished products sold to third parties) were €356.8 million, decreasing by 7.7% with respect to 2010.

Total upholstery sales totalled €310.7 million with a decline of 9.9% over the same period in 2010.

In particular, the Natuzzi brand was down 6.1%, while all other brands marked a decrease of 12.6%. Within the Natuzzi brand, the decline is mainly concentrated in Europe, while there is positive performance in the Rest of the World and a slight improved performance in Americas.

Sales of all other brand (-12.6%) were affected in particular by the decline in North America (-19.2%), due to the impact of the relocation of existing production sites in China to a new plant that generated delays in production, today returned to normal, but whose positive effects will be visible in subsequent quarters.The Rest of the world recorded, instead, still a positive performance of 10.5%.

Other sales have registered a total increase of 10.0% mainly due to strong sales of accessories.

Gross profit, 32.8% of sales compared to 37.7% in the first nine months of 2010, reflects the further increase in prices of raw materials and labour cost mainly in China and Romania.

Transportation costs, showed a favourable decline in absolute terms of €3.8 million and in a percentage of sales that went from 9.7% in 2010 to 9.4% in the first nine months of 2011.

Commissions, as well as advertising costs, registered a reduction versus the first nine months of 2010, of €3.8 million (0.6% on sales).

Commercial and administrative costs (SG&A) allowed a significant improvement in absolute terms and amounted to €3.9 million as compared to the first nine months of 2010, but a slight worsening as a percentage on net sales (0.7%).

Both EBITDA and EBIT for the first nine months of 2011 were negative, €2.0 million and €17.0 million, respectively, as a result of lower sales and, increasing cost of goods sold, partly offset by commercial and administrative cost reductions.

Finally, the net consolidated result for the first nine months of 2011 recorded a loss amounted to €3.6 million as compared to a loss of €9.6 million in the first 9 months of 2010, thanks to extraordinary income deriving from the compensation obtained by the Chinese authorities for the relocation of the major factory of the Group located in China.

3Q 2011 CONSOLIDATED FINANCIAL RESULTS

Total Net Sales for €114.4 (including raw materials and semi-finished products sold to third parties) recorded a marginal decrease of 0.5% with respect to 3Q 2010.

Total upholstery sales recorded a decline of 2.8% over the same period of 2010, but were almost completely offset by growth in other sales of 18.5% vs. the third quarter of 2010.

The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 34.4%, the Americas 41.7%, Italy 8.1% and Rest of the World 15.8%, emphasizing a continuous and constant shifting of the Group revenues into the Rest of the World.

Gross profit represented 29.6% on sales compared to 37.0% in the third quarter of 2010, mainly reflects the further increase in prices of raw materials and the growth of labour cost recorded in China and in Romania.

Transportation costs have declined significantly registering a reduction in absolute term of €0.7 million.

The optimization processes in the of Commercial and Administrative areas allowed a further improvement in absolute terms amounted to €1.0 million compared to third quarter 2010. Consequently, the impact of SG&A on net sales went from 22.0% in the third quarter of 2010 to 21.1% in the third quarter of 2011.

EBITDA amounted to a negative €4.2 million in the third quarter of 2011 versus a positive €3.4 million in the third quarter of 2010, and EBIT was negative by €9.0 million in the third quarter of 2011 compared to a negative margin of €2.5 million in the same period of last year.

Finally, the net result of the Group for the third quarter of 2011 recorded a loss amounted to €10.3 million compared to a loss of €5.5 million in the third quarter of 2010.

BALANCE SHEET

Net financial position rose from €45.6 million at December 31, 2010 to €58.8 million as at September 30, 2011.

Pasquale Natuzzi, Chairman and Chief Executive Officer of Natuzzi SpA, commented: "This third quarter of 2011 was characterized by uncertain and volatile markets. This condition negatively affects GDP growth in mature markets and in particular the demand for consumer durables, which in fact remains weak and volatile. These macroeconomic results coupled with factors pertaining to the Natuzzi Group, resulted in an overall drop in sales of 7.7% in the first nine months of 2011. In line with the macro-economic framework, mature markets suffered the most while emerging markets continued to show encouraging results. Specifically, the rest of the world has shown an overall +8.7% over the same period last year.

The Group’s financial performance was still negatively affected by delays in Chinese production impacting mainly North America, consequent to the relocation of the factory in China. This problem has now been overcome but results won’t be evident until the coming quarters.

We are aware of the continuing difficulties of the Western economies linked to sovereign debt in Europe and North America. However, commercial actions, taken to regain share in mature markets such as the important European and North American markets, the expansion in emerging markets of China, India and Brazil, and structural actions to increase internal efficiency, make us confident on a better scenarios for the near future of the Group”.

The Company will host a conference call on November 28th, 2011 at 10:00 a.m. Eastern Time (4.00 pm European Continental time) to discuss third quarter and nine months 2011 financial results. To participate, dial in toll-free 1-888-312-9849 and toll International 1-719-325-2326. A live web cast of the conference call will be available online at www.natuzzi.com under the Investor Relations section.

A replay of the call will be available shortly after the completion of the conference call through December 28th. To access the telephone replay, participants should dial 1-877-870-5176 for domestic calls and 1-858-384-5517 for international calls. The access code for the replay is: 5948061.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 518.6 million in 2010. Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

Attached Financial Statements

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on September 30, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	30-Sep-11	30-Sep-10%		30-Sep-11	30-Sep-10

Upholstery net sales	99.7	102.6	-2.8%	87.2%	89.2%
Other sales	14.7	12.4	18.5%	12.8%	10.8%
Total Net Sales	114.4	115.0	-0.5%	100.0%	100.0%

Consumption (*)	(53.9)	(48.3)	11.6%	-47.1%	42.0%
Labor	(18.9)	(16.8)	12.5%	-16.5%	14.6%
Industrial Costs	(7.7)	(7.3)	5.5%	-6.7%	6.3%
of which Depreciation, Amortization	(2.4)	(2.9)
Cost of Sales	(80.5)	(72.4)	11.2%	70.4%	63.0%

Industrial Margin	33.9	42.6	-20.4%	29.6%	37.0%

Selling Expenses	(18.7)	(19.9)
Transportation	(11.6)	(12.3)		10.1%	10.7%
Commissions	(2.1)	(1.9)		1.8%	1.7%
Advertising	(5.0)	(5.7)		4.4%	5.0%

Other Selling and G&A	(24.2)	(25.2)		21.1%	22.0%
of which Depreciation, Amortization	(2.4)	(3.0)

EBITDA	(4.2)	3.4		-3.7%	3.0%

EBIT	(9.0)	(2.5)		-7.9%	-2.2%

Interest Income/(Costs), Net	0.1	(0.3)
Foreign Exchange, Net	(0.9)	(1.6)
Other Income/(Cost), Net	(0.7)	(0.8)

Earning before Income Taxes	(10.6)	(5.2)		-9.2%	-4.5%

Current taxes	0.3	(0.4)		0.3%	-0.3%

Net result	(10.3)	(5.6)		-9.0%	-4.9%

Minority interest	0.0	0.1

Net Group Result	(10.3)	(5.5)		-9.0%	-4.8%

Net Group Result per Share	(0.19)	(0.10)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	30-Sep-11	30-Sep-10%		30-Sep-11	30-Sep-10

Total Net Sales	161.6	162.5	-0.5%	100.0%	100.0%
Industrial Profit	47.9	60.2	-20.4%	29.6%	37.0%
EBIT	(12.7)	(3.5)		-7.9%	-2.2%
Net Group Result	(14.5)	(7.8)		-9.0%	-4.8%
Net Group Result per Share	(0.3)	(0.1)

Average exchange rate (U.S.$ per €)	1.4128

(*) Purchases plus beginning stock minus final stock and leather processing

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	30/09/2011		30/09/2010		Change %	30/09/2011		30/09/2010		Change %

Americas	41.5	41.7%	42.6	41.5%	-2.6%	223,058	50.4%	222,078	50.1%	0.4%
Natuzzi	4.0	4.0%	4.4	4.3%	-9.1%	10,958	2.5%	10,953	2.5%	0.0%
All brands (*)	37.5	37.6%	38.2	37.2%	-1.8%	212,100	47.9%	211,125	47.6%	0.5%

Europe	34.3	34.4%	36.8	35.9%	-6.8%	132,974	30.0%	137,752	31.1%	-3.5%
Natuzzi	14.2	14.2%	17.5	17.1%	-18.9%	28,801	6.5%	36,429	8.2%	-20.9%
All brands (*)	20.1	20.2%	19.3	18.8%	4.1%	104,173	23.5%	101,323	22.9%	2.8%

Italy (Natuzzi)	8.1	8.1%	9.8	9.5%	-17.3%	27,376	6.2%	30,930	7.0%	-11.5%

Rest of the world	15.8	15.8%	13.4	13.1%	17.9%	59,135	13.4%	52,392	11.8%	12.9%
Natuzzi	7.9	7.9%	6.6	6.4%	19.7%	18,139	4.1%	14,508	7.0%	25.0%
All brands (*)	7.9	7.9%	6.8	6.6%	16.2%	40,996	9.3%	37,884	8.5%	8.2%

Total	99.7	100.0%	102.6	100.0%	-2.8%	442,543	100.0%	443,152	100.0%	-0.1%

				Brands breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	30/09/2011		30/09/2010		Change %	30/09/2011		30/09/2010		Change %

Natuzzi	34.2	34.3%	38.3	37.3%	-10.7%	85,274	19.3%	92,820	20.9%	-8.1%

All brands (*)	65.5	65.7%	64.3	62.7%	1.9%	357,269	80.7%	350,332	79.1%	2.0%

Total	99.7	100.0%	102.6	100.0%	-2.8%	442,543	100.0%	443,152	100.0%	-0.1%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on September 30, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Nine months ended on		Change	Percent of Sales
	30-Sep-11	30-Sep-10%		30-Sep-11	30-Sep-10

Upholstery net sales	310.7	344.8	-9.9%	87.1%	89.2%
Other sales	46.1	41.9	10.0%	12.9%	10.8%
Total Net Sales	356.8	386.7	-7.7%	100.0%	100.0%

Consumption (*)	(157.0)	(160.4)	-2.1%	44.0%	41.5%
Labor	(59.0)	(56.9)	3.7%	16.5%	14.7%
Industrial Costs	(23.6)	(23.5)	0.4%	6.6%	6.1%
of which Depreciation, Amortization	(7.5)	(8.8)
Cost of Sales	(239.6)	(240.8)	-0.5%	67.2%	62.3%

Industrial Margin	117.2	145.9	-19.7%	32.8%	37.7%

Selling Expenses	(55.7)	(63.3)
Transportation	(33.6)	(37.4)		9.4%	9.7%
Commissions	(6.3)	(7.5)		1.8%	2.0%
Advertising	(15.8)	(18.4)		4.4%	4.8%

Other Selling and G&A	(78.5)	(82.4)		22.0%	21.3%
of which Depreciation, Amortization	(7.5)	(9.3)

EBITDA	(2.0)	18.3		-0.6%	4.7%

EBIT	(17.0)	0.2		-4.8%	0.1%

Interest Income/(Costs), Net	(0.3)	(0.9)
Foreign Exchange, Net	(1.2)	0.5
Other Income/(Cost), Net	16.7	(3.2)

Earning before Income Taxes	(1.8)	(3.4)		-0.5%	-0.9%

Current taxes	(0.9)	(6.2)		-0.3%	-1.6%

Net result	(2.7)	(9.6)		-0.8%	-2.5%

Minority interest	(0.9)	(0.0)

Net Group Result	(3.6)	(9.6)		-1.0%	-2.5%

Net Group Result per Share	(0.07)	(0.18)

Key Figures in U.S. dollars	Nine months ended on		Change	Percent of Sales
(millions)	30-Sep-11	30-Sep-10%		30-Sep-11	30-Sep-10

Total Net Sales	502.2	544.3	-7.7%	100.0%	100.0%
Industrial Profit	165.0	205.4	-19.7%	32.8%	37.7%
EBIT	(23.9)	0.3		-4.8%	0.1%
Net Group Result	(5.1)	(13.5)		-1.0%	-2.5%
Net Group Result per Share	(0.1)	(0.2)

Average exchange rate (U.S.$ per €)	1.4075

(*) Purchases plus beginning stock minus final stock and leather processing

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		Nine months ended on					Nine months ended on

	30/09/2011		30/09/2010		Change %	30/09/2011		30/09/2010		Change %

Americas	105.3	33.9%	127.4	36.9%	-17.3%	576,081	44.0%	679,201	46.7%	-15.2%
Natuzzi	12.1	3.9%	12.0	3.5%	0.8%	35,328	2.7%	30,734	2.1%	14.9%
All brands (*)	93.2	30.0%	115.4	33.5%	-19.2%	540,753	41.3%	648,467	44.5%	-16.6%

Europe	124.7	40.1%	136.5	39.6%	-8.6%	452,617	34.6%	498,711	34.3%	-9.2%
Natuzzi	62.0	20.0%	68.6	19.9%	-9.6%	133,647	10.2%	150,415	10.3%	-11.1%
All brands (*)	62.7	20.1%	67.9	19.7%	-7.7%	318,970	24.4%	348,296	23.9%	-8.4%

Italy (Natuzzi)	34.7	11.2%	38.6	11.2%	-10.1%	109,383	8.4%	117,887	8.1%	-7.2%

Rest of the world	46.0	14.8%	42.3	12.3%	8.7%	171,534	13.1%	160,115	11.0%	7.1%
Natuzzi	25.0	8.0%	23.3	6.8%	7.3%	59,296	4.5%	53,691	8.1%	10.4%
All brands (*)	21.0	6.1%	19.0	5.5%	10.5%	112,238	8.6%	106,424	7.3%	5.5%

Total	310.7	100.0%	344.8	100.0%	-9.9%	1,309,615	100.0%	1,455,914	100.0%	-10.0%

				Brands breakdown
	Net sales million euro					Net sales seats

		Nine months ended on					Nine months ended on

	30/09/2011		30/09/2010		Change %	30/09/2011		30/09/2010		Change %

Natuzzi	133.8	43.1%	142.5	41.3%	-6.1%	337,654	25.8%	352,727	24.2%	-4.3%

All brands (*)	176.9	56.9%	202.3	58.7%	-12.6%	971,961	74.2%	1,103,187	75.8%	-11.9%

Total	310.7	100.0%	344.8	100.0%	-9.9%	1,309,615	100.0%	1,455,914	100.0%	-10.0%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at September 30, 2011 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	30-Sep-11	31-Dec-10

Current assets:
Cash and cash equivalents	98.6	61.1
Marketable debt securities	0.0	0.0
Trade receivables, net	88.4	95.8
Other receivables	56.3	51.7
Inventories	90.2	87.4
Unrealized foreign exchange gains	0.0	0.2
Prepaid expenses and accrued income	2.3	1.3
Deferred income taxes	1.7	1.1

Total current assets	337.5	298.6

Non current assets:
Net property, plant and equipment	169.7	196
Other assets	5.9	9.3

Total non current assets	175.6	205.3

TOTAL ASSETS	513.1	503.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	24.4	0.1
Current portion of long-term debt	3.7	2.6
Accounts payable-trade	63.4	64.3
Accounts payable-other	23	27.9
Unrealized foreign exchange losses	0.3	1.1
Income taxes	1.1	2.9
Salaries, wages and related liabilities	10.2	9.9

Total current liabilities	126.1	108.8

Long-term liabilities:
Employees' leaving entitlement	27.4	28.4
Long-term debt	11.7	12.8
Deferred income for capital grants	10	10.4
Other liabilities	14	18.2

Total long-term liabilities	63.1	69.8

Minority interest	3.1	2.1

Shareholders' equity:
Share capital	54.8	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	244.7	247.0

Total shareholders' equity	320.8	323.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	513.1	503.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	30-Sep-11	31-Dec-10
Cash flows from operating activities:
Net earnings (loss)	(3.6)	(11.1)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	15.0	23.4
Employees' leaving entitlement	4.0	(1.2)
Deferred income taxes	(0.6)	(0.4)
Minority interest	0.9	0.1
(Gain) loss on disposal of assets	(24.6)	0.6
Unrealized foreign exchange losses and gains	(0.6)	0.8
Impairment of long lived assets	-	-
Deferred income for capital grants	(0.4)	(0.7)
Non monetary operating costs	(6.3)	22.6

Change in assets and liabilities:
Receivables, net	7.4	1.2
Inventories	(2.8)	(5.8)
Prepaid expenses and accrued income	(0.9)	0.1
Other assets	(4.6)	2.8
Accounts payable	(1.0)	(2.2)
Income taxes	(1.8)	(0.7)
Salaries, wages and related liabilities	0.2	(5.1)
Other liabilities	(4.0)	(0.2)

Net working capital	(7.5)	(9.9)

Net cash provided by operating activities	(17.4)	1.6

Cash flows from investing activities:
Property, plant and equipment:
Additions	(14.7)	(17.9)
Disposals	0.1	0.2
Proceeds from sales	45.0
Marketable debt securities:		-

Net cash used in investing activities	30.4	(17.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	1.0	9.8
Repayments	(1.0)	(1.3)
Short-term borrowings	24.4	(0.7)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	24.4	7.8

Effect of translation adjustments on cash	0.2	3.1

Increase (decrease) in cash and cash equivalents	37.5	(5.2)

Cash and cash equivalents, beginning of the year	61.1	66.3

Cash and cash equivalents, end of the year	98.6	61.1

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa
cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 347 2380064 Renèe Bernhard
rbernhard@natuzzi.com
Tel.: + 39 080 8820676 Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 25, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi